September 15, 2011

Re:	YPF Sociedad Anónima Form 20-F for the Fiscal Year Ended December 31, 2010, Filed April 12, 2011, File No. 001-12102

Brad Skinner
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Mr. Skinner:

Thank you for your letter dated September 1, 2011 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 20-F”) of YPF Sociedad Anónima (“YPF”, also referred to in this letter as the “Company” and “we”).

To facilitate the Staff’s review, we have reproduced the captions and comments from the Staff’s September 1, 2011 comment letter in bold text in our response set forth in Annex I.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	YPF is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your time and cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Buenos Aires at 54-11-5441-5531 or fax: 54-11-5441-2113; Diego De Vivo and Fernando Lattuca of Deloitte, our external auditors, at 54-11-4320-2700 (ext.  2221) and 34-915-14-50-00 (ext.  2631), or our counsel, Nicholas A. Kronfeld of Davis Polk & Wardwell LLP, at 212-450-4950 or fax: 212-701-5950.

Very truly yours,

/s/ Guillermo Reda
Guillermo Reda Chief Financial Officer

Annex I

Form 20-F for the Fiscal Year Ended December 31, 2010

Legal Proceedings, page 128

The oil and gas industry is subject to particular economic and operation risks, page 11

1.
We note your consolidated financial statements are presented in accordance with generally accepted accounting principles in Argentina, and you have provided a reconciliation to US GAAP pursuant to Item 18 of Form 20-F.  With respect to your accrued, probable and non-accrued, possible contingencies disclosed beginning on page 129, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, confirm to us that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.  You may provide your disclosures on an aggregated basis.  As part of your response, please include any proposed disclosures.

We acknowledge the Staff’s comment and advise the Staff that the requirements for the accrual of a contingency under Argentine GAAP and U.S. GAAP (as set forth in ASC 450) are not different.  We further advise the Staff that, with respect to the accrued, probable contingencies disclosed beginning on page 129 of our 2010 20-F, the amounts recognized therein constitute our best estimates of the losses that may be incurred on outcome of such contingencies as a result of an unfavorable judicial or administrative decision.  Accordingly, there are no material reasonably possible additional losses that should be recognized or disclosed in respect of such contingencies.

In addition, with regard to the non-accrued, possible contingencies disclosed beginning on page 131 of our 2010 20-F, we confirm to the Staff that we cannot make an estimate of the amount or range of reasonably possible losses for the reasons set forth below for each such contingency and intend to so indicate in future filings.  In particular, if our conclusions regarding our ability to estimate a range of reasonably possible loss are the same as they were as of the filing of the 2010 20-F, the Company will include wording similar to that shown below in respect of matters where such calculation is not possible:

“Based on the information available to the Company, including the amount of time remaining before trial, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss on these outstanding matters.”

This notwithstanding, we continually monitor developments in our litigation proceedings and, as noted above, consider our disclosure obligations under ASC 450 in connection with each of our filings.  Accordingly, as warranted by changes to facts and circumstances, we will revise our disclosure in future filings to reflect such developments and include an estimate of the reasonably possible loss or range of loss where possible.

Noroeste basin reserves review
The inability to determine an estimate of the amount or range of reasonably possible losses, if any, as of December 31, 2010, is mainly due to the fact that such estimate would have to depend on the Argentine Secretariat of Energy’s assessment of evidence supplied by YPF, which has not taken place yet. Furthermore, as disclosed in the 2010 20-F, the Company has renegotiated all of the long-term natural gas export contracts which could be affected by the expiration or suspension of one or more of our Noroeste basin export permits; accordingly, if the Argentine Secretariat of Energy were to finally declare the expiration or suspension of one or more of such permits, we estimate that the effect would not be material to our results of operations.

New Jersey claim
The inability to determine an estimate of the amount or range of reasonably possible losses, if any, as of December 31, 2010, is determined by several factors including the following: (i) the trial is at a preliminary stage of the process, with the procedural plan (Trial Plan) established by the Court having been recently initiated; (ii) the procedural steps for the parties to obtain information and evidence on the facts of the litigation (discovery phase) are currently in progress; (iii) the lawsuit was initiated for an undetermined amount; and (iv) the existence of more than 300 defendants at trial.

Patagonian Association of Land-Owners claims
The inability to determine an estimate of the amount or range of reasonably possible losses, if any, as of December 31, 2010, is due primarily to the following factors: (i) the determination of the damages alleged by the plaintiff will be subjected to scrutiny under the light of the evidence to be presented by the parties (with such evidence not having been presented yet); (ii) there are several co-defendants to whom responsibility should be assigned if the alleged damages reported by the plaintiff were to be proved; and (iii) since the Argentine government has the obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991 according to Law No. 24,145, the results of dating tests for the event generating the environmental damages is essential.

Dock Sud claim	The inability to determine an estimate of the amount or range of reasonably possible losses, if any, as of December 31, 2010, is due primarily to the following factors: (i) the determination of the damages alleged by the plaintiff will be subjected to scrutiny under the light of the evidence to be presented by the parties (with such evidence not having been presented yet); (ii) there are several co-defendants to whom responsibility should be assigned if the alleged damages reported by the plaintiff were to be proved; and (iii) since the Argentine government has the obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991 according to Law No. 24,145, the results of dating tests for the event generating the environmental damages is essential.

La Plata refinery environmental claims
The inability to determine an estimate of the amount or range of reasonably possible losses, if any, as of December 31, 2010, is due primarily to the following factors: (i) the determination of the damages alleged by the plaintiff will be subjected to scrutiny under the light of the evidence to be presented by the parties (with such evidence not having been presented yet); (ii) there are several co-defendants to whom responsibility should be assigned if the alleged damages reported by the plaintiff were to be proved; and (iii) since the Argentine government has the obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991 according to Law No. 24,145, the results of dating tests for the event generating the environmental damages is essential.

Concessions on Hydrocarbon bearing zones – Provincial claims
As disclosed in our 2010 20-F with respect to this matter, “if found liable, we could be at risk of termination of these concession contracts.”  While we do not believe that it is possible to estimate a reasonably possible loss or range of loss, in future filings we will modify our disclosure to include information on the contribution of our concessions in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all located in Río Negro Province, to our annual production, proved reserves and net assets, allowing investors to have additional information on the magnitude of this legal proceeding.  We inform the Staff that production in these concessions represented approximately 0.8% of our hydrocarbons production in 2010, proved reserves located in these concessions represented approximately 0.8% of our total proved reserves as of December 31, 2010 and net assets associated to these concessions represented approximately 0.8% of our total net assets as of December 31, 2010.

Arbitration with Transportadora de Gas del Mercosur S.A. (TGM)
The inability to determine an estimate of the amount or range of reasonably possible losses, if any, as of December 31, 2010, is due primarily to the following factors: (i) the determination of the damages alleged by the plaintiff will be subjected to scrutiny under the light of the evidence presented by the parties; and (ii) since AESU and YPF are named as co-defendants, if the alleged damages reported by the claimant are proved, liability will have to be assigned among both parties.

CNDC investigation
The investigation initiated by the Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia) relates to the alleged existence of certain clauses in gas purchase/sale contracts.  The inability to determine an estimate of the amount or range of reasonably possible losses, if any, as of December 31, 2010, is mainly due to the fact that the amounts of any fines to be imposed on us will be based on the damages suffered by consumers; however, to date, there is no proven harm to any consumer, and hence, it is not possible to estimate losses.

Users and Consumers’ Association claim
The inability to determine an estimate of the amount or range of reasonably possible losses, if any, as of December 31, 2010, is due mainly to the following factors: (i) the evidence produced to date does not show that YPF harmed the LPG consumers that the Users and Consumers’ Association claims to represent.  Audit evidence shows that YPF did not sell LPG to any consumer, but that it sold instead LPG in bulk to bottlers; (ii) there is no evidence to date showing that consumers were affected or that there is a causal relationship between YPF’s behavior and the injury to consumers alleged by the plaintiff; (iii) the standing of the plaintiff is uncertain because it is a consumer protection association and the allegedly affected interest is not a consumer protection interest but a free competition interest.  In addition, this is not a case of homogeneous interests of consumers but of differentiated individual rights which have allegedly been affected.  This is because the plaintiff is not defending general community interests but claiming alleged damages that individual LPG consumers may have individually suffered in different ways.  The case law to date does not endorse the standing of a consumer association in a case like this.

Alleged defaults under natural gas contracts – Mega
The inability to determine an estimate of the amount or range of reasonably possible losses, if any, as of December 31, 2010, is due mainly to the following factors: (i) as mentioned in “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas” of our 2010 20-F, the concurrence of certain imperative external circumstances, including certain regulations and requirements of the Argentine Government, will have to be evaluated when determining any potential liability incurred by the Company under certain contracts; and (ii) no evidence had been produced which would allow to calculate the amount or range of reasonably possible losses.

Other claims
We inform the Staff that on July 11, 2011 we were notified of a ruling of the First Instance judge, which granted the preliminary injunction and declared the arbitral award null.  This ruling may be subject to appeal.  Our management believes that this matter will not have an adverse effect on our results of operations.  Consequently, we have reevaluated this contingency as “remote”.

In connection with the procedures we undertake to attempt to develop a range of reasonably possible loss for disclosure, we confirm to the Staff:

•
Due to the magnitude of our operations, we are involved in more than 2,700 proceedings, lawsuits and other claims (either as a defendant or as a plaintiff).  Proceedings, lawsuits and other claims are assigned to preeminent outside counsel which issue quarterly reports to our Legal Services Department regarding the status and progress of each matter.

•
Additionally, the Company maintains an online information system accessible to all members of the Legal Services Department where the latest information on the status and progress of each matter is provided. This information is updated on a regular basis based mainly on the external reports referred to above.

•
The Legal Services Department analyzes the status and progress of all matters, their potential outcomes and the estimated amounts of losses that could result from such outcomes on a quarterly basis, paying particular attention to those cases which could have a material adverse effect on the financial condition and results of operations of the Company, or that may otherwise have important implications or set precedents for the Company.  In making a judgment about the range of likelihood of an unfavorable outcome, the Company considers evidential factors, including but not limited to a consideration of the nature of the lawsuit or claim, the underlying facts as the Company understands them, the stage of the litigation or claim process and the results of any similar proceedings to date.

•
As part of the process of preparing our financial statements and the corresponding explanatory notes, and as a result of the analysis referred to above, the Legal Services Department informs the Economic, Administration and Tax Department, which is responsible for determining the applicable accounting provisions and the related disclosure, about all pending proceedings, lawsuits and other claims.

•
In addition, information set forth in the financial statements and the corresponding explanatory notes, including changes made to disclosure included in prior financial statements, is presented to the Audit Committee and the Disclosure Committee for their review.